Exhibit 21.1

Subsidiaries of Zevra Therapeutics, Inc.

The following companies are direct or indirect wholly owned subsidiaries of Zevra Therapeutics, Inc.:
Name                Jurisdiction
Acer Therapeutics Inc.        Delaware
Zevra Denmark A/S        Denmark